UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2019

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2019

Transformation and simplification

Iain Ross, CEO, Golar LNG, said:

“Further progress has been made this quarter toward the Company's goal of being the leading independent developer of long-term LNG infrastructure. Significant progress has been made on execution of the Company’s downstream LNG distribution strategy and on strengthening the Company’s financial position.

Continued strong growth in LNG production around the world and associated lower pricing together with customer’s increased focus on their ESG responsibility is also accelerating their appetite to switch from burning coal, fuel oil and diesel to cheaper and cleaner LNG.

The recent award of Golar Power's second 25-year gas to power project supports our strategy to transform Golar into a world leading LNG infrastructure player delivering flexible energy solutions that provide much needed stability to an energy grid that has seen substantial renewable energy growth. The Barcarena 605MW PPA award underpins the development of a second hub terminal in Brazil. This project, together with progress on downstream distribution of LNG using spare FSRU capacity, transforms Golar Power from a single project company into a business with significant and demonstrable growth potential. This potential will be realized through the introduction of new and more efficient technology that can be integrated in a user-friendly way that makes it easier for customers to switch to LNG. This approach will also facilitate bespoke solutions for smaller customers allowing for demand aggregation, something larger LNG producers have paid little attention to.

Increasing interest from oil majors and NOC's, appreciative of our low cost and flexible FLNG solutions and impressed by our flawless operational track record is also encouraging. Part monetization of a current contract and use of a shipyard able to offer more attractive payment terms provides the potential to lift additional FLNG projects.

The proposed shipping spin-off in its planned form, has, disappointingly for the Board, not yet been completed. This is due to a misalignment between the founding parties of the proposed newco causing Golar to withdraw from the process. Golar remains committed to splitting the ships into a separate vehicle and is revising the mechanism that it will use to achieve this."

Financial Summary

(in thousands of $)	3Q 2019	3Q 2018	2Q 2019	YTD 2019	YTD 2018

Total operating revenues	98,670	123,101	96,745	309,702	248,665
Net (loss)/income attributable to Golar LNG Limited	(82,301)	66,212	(112,682)	(236,724)	81,529
Adjusted EBITDA[1]	58,932	83,528	39,663	161,492	96,928
Operating (loss)/income	(13,666)	132,470	(23,435)	(8,237)	217,304
Dividend per share	—	0.150	—	0.150	0.325
Adjusted net debt[1]	2,294,932	2,201,731	2,258,824	2,294,932	2,201,731

Financial Highlights

•
Following the Barcarena power project award and increased coverage on the shipping fleet, Contract Earnings Backlog[1] (Golar LNG Limited share) is expected to increase from $6.6 billion to $7.0 billion once a Final Investment Decision (“FID”) for Barcarena is taken.

•
The Company’s liquidity position is substantially strengthened as a result of the drawdown of the new $150 million facility, and post quarter end, draw down of the $700 million FLNG Gimi facility and the agreed release of $75 million of Hilli Episeyo restricted cash.

Operational Highlights

Shipping:

•	Time Charter Equivalent (“TCE”)[1] earnings of $35,200 for 3Q were negatively influenced by a weak start to the quarter and by positioning and repositioning for 5 dry dockings.

•	Three vessels commenced their dry dockings during 3Q - two of these completed during the quarter and one concluded in 4Q.
FLNG:

•
FLNG Hilli Episeyo - 100% commercial uptime maintained: 29 cargoes exported to date. Perenco are planning for a drilling campaign in Kribi area to prove up more reserves during 2020. If successful, this may lead to further capacity utilization and/or contract extension for FLNG Hilli Episeyo. The companies are also in discussion regarding a smaller increase in production which will utilize part of train 3 starting from 1Q 2020.

•	FLNG Gimi - Conversion progressing according to schedule and budget.
Golar Power:

•	Gas has been introduced to Sergipe power station with hot commissioning underway.

•	Awarded a 25 year power purchase agreement (“PPA”) for the construction of a 605MW combined cycle thermal power plant in Barcarena, Brazil. This is also expected to include a 25 year FSRU contract.

•
Execution of Brazilian small scale downstream distribution strategy progresses including signing up customers, purchase and delivery of the first 12 isotainers and a commitment to charter in small-scale LNG shipping capacity from Avenir.

Outlook 4Q 2019 and 2020

LNG Shipping
The last of Golar’s eight scheduled 2019 vessel dry docks commenced and concluded in 4Q. All vessels have now completed their scheduled five-year dry docking. 4Q TFDE TCE1 is anticipated to be in the range of

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

$75,000 to $80,000 per day, more than double 3Q. Inclusive of the two steam turbine vessels, a full fleet 4Q TCE1 of $70,000 to $75,000 is expected. The improved charter rates are the result of increasing LNG production, which has created better market conditions allowing the Company to increase contract coverage. 60% of available capacity has been chartered at fixed rates with a further 30% fixed on index related charters. We also anticipate good coverage into 1Q 2020. This will likely support strong improvements in year-on-year EBITDA1 and cash generation from the shipping fleet.

FLNG
As a result of the strong operational performance of FLNG Hilli Episeyo and recent multi-year low LNG prices, interest in low cost FLNG solutions is strong. Golar continues to develop its FLNG pipeline with four major oil and gas/national oil companies. These will however take time to mature. Nearer term, outline interest from potential investors interested in buying into existing FLNG contract backlog and supporting the Company going forward has been received and is under evaluation. Work with Asian yards to find ways to standardize their FLNG production and design model to achieve lower costs and more efficient financing, particularly between FID and COD, is ongoing.

Golar Power
Start-up of the Sergipe project is on track for 1Q 2020 with gas now being supplied to the power station from FSRU Nanook and hot commissioning underway. COD will trigger acceptance of the Nanook FSRU contract as well as the PPA agreements. Golar’s interest in these 25-year contracts is worth approximately $99 million in annual EBITDA1 assuming an USD/BRL rate of 3.7.

Further north, the recently awarded 25-year 605MW Barcarena combined cycle thermal power plant will be the anchor customer and springboard for development of additional downstream LNG distribution opportunities in Brazil. FSRU selection and detailing of the terminal are underway with an anticipated FID in 1H 2020.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Financial Review

Business Performance

	2019			2019
	Jul-Sep			Apr-Jun
(in thousands of $)	Vessel and other operations	FLNG	Total	Vessel and other operations	FLNG	Total
Total operating revenues	44,146	54,524	98,670	42,221	54,524	96,745
Vessel operating expenses	(15,982)	(12,415)	(28,397)	(16,996)	(13,822)	(30,818)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(5,603)	—	(5,603)	(14,327)	(100)	(14,427)
Administrative expenses	(12,162)	(470)	(12,632)	(14,676)	516	(14,160)
Project development expenses	(831)	341	(490)	571	(448)	123
Realized gain on oil derivative instrument(2)	—	4,584	4,584	—	5,162	5,162
Other operating (losses)/gains	2,800	—	2,800	—	(2,962)	(2,962)
Adjusted EBITDA(1)	12,368	46,564	58,932	(3,207)	42,870	39,663

Reconciliation to operating income (loss)
Unrealized (loss)/gain on oil derivative instrument(2)	—	(44,170)	(44,170)	—	(27,630)	(27,630)
Depreciation and amortization	(16,435)	(11,993)	(28,428)	(16,070)	(12,051)	(28,121)
Impairment of long-lived assets	—	—	—	(7,347)	—	(7,347)
Operating (loss)/income	(4,067)	(9,599)	(13,666)	(26,624)	3,189	(23,435)
(2) The line item "Realized and unrealized gain on oil derivative instrument" relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement is split into, "Realized gain on oil derivative instrument" and "Unrealized (loss) gain on oil derivative instrument". The unrealized component represents a mark-to-market loss of $44.2 million (June 30, 2019: $27.6 million) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $4.6 million (June 30, 2019: $5.2 million) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash.

Golar reports today 3Q operating losses of $13.7 million compared to losses of $23.4 million in 2Q.

Total operating revenues increased from $96.7 million in 2Q to $98.7 million in 3Q and voyage, charterhire and commission expenses decreased from $14.3 million to $5.6 million both largely as a result of an improving shipping market.

Revenues from vessel and other operations, including management fee income, was $44.1 million and, net of voyage, charterhire and commission expenses, increased by $10.6 million to $38.5 million in 3Q. Assisted by multi-year low summer LNG prices, contango in the gas market encouraged a number of sellers to use vessels for floating storage ahead of the Northern hemisphere winter. Vessel availability decreased and both sentiment and spot rates increased toward the end of the quarter as a result. Full fleet TCE1 earnings increased from $24,400 in 2Q to $35,200 in 3Q, although utilization at 65% was in line with the prior quarter. Despite improving rates, revenue continued to be negatively impacted by the positioning and scheduled dry docking of a further three vessels during the quarter.

In line with prior quarters, FLNG Hilli Episeyo generated operating revenues of $54.5 million including base tolling fees and amortization of pre-acceptance amounts recognized.

Vessel operating expenses at $28.4 million in 3Q were $2.4 million lower than 2Q. Most of the decrease is attributable to lower spare part purchases across the shipping fleet and lower repair and maintenance and crew travel costs for FLNG Hilli Episeyo.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

At $12.6 million for the quarter, total administrative expenses were $1.5 million lower than 2Q due to lower legal and professional fees and other savings. Project development expenses at $0.5 million began to normalize during the quarter, 2Q having been reduced due to the reversal of previously over accrued expenses.

The Brent oil linked component of Hilli Episeyo's fees generates additional annual operating cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. Lower oil prices resulted in a $0.6 million decrease in the realized gain on the oil derivative instrument, down from $5.2 million in 2Q to $4.6 million in 3Q.

The mark-to-market fair value of the derivative asset decreased by $44.2 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the income statement. The fair value decrease was driven by a downward movement in the expected future market price for Brent Oil. The spot price for Brent Oil decreased from $66.55 per barrel on June 30 to $60.78 on September 30.

Other operating gains and losses reported a $2.8 million gain in 3Q following receipt of proceeds from a 2018 loss of hire claim for Golar Viking. This compared to a loss of $3.0 million in 2Q, representing unrecoverable receivables from Schlumberger following the dissolution of OneLNG.

Depreciation and amortization at $28.4 million in 3Q was in line with the prior quarter.

Net Income Summary

	2019	2019
(in thousands of $)	Sep-Oct	Apr-Jun
Operating income (loss)	(13,666)	(23,435)
Interest income	2,709	3,223
Interest expense	(23,368)	(24,376)
Losses on derivative instruments	(17,619)	(14,719)
Other financial items, net	(978)	(1,932)
Income taxes	(274)	(176)
Equity in net losses of affiliates	(7,761)	(26,970)
Net income attributable to non-controlling interests	(21,344)	(24,297)
Net loss attributable to Golar LNG Limited	(82,301)	(112,682)

In 3Q, the Company generated a net loss of $82.3 million, compared to a 2Q net loss of $112.7 million. Key items contributing to this are summarized as follows:

•	An increase in capitalized interest in respect of FLNG Gimi contributed to a $1.0 million reduction in 3Q interest expense.

•
3Q recorded a $17.6 million loss on derivative instruments compared to a 2Q loss of $14.7 million. Most of the $2.9 million increase in 3Q relative to 2Q is attributable to losses on the three million Golar Total Return Swap ("TRS") shares.

•	The $7.8 million 3Q equity in net losses of affiliates is primarily comprised of the following:

◦	a $0.2 million gain in respect of Golar's 32% share in Golar Partners;

◦	a $7.2 million loss in respect of Golar's 50% stake in Golar Power; and

◦	a $0.8 million loss in respect of Golar's 22.5% stake in Avenir.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Net income attributable to non-controlling interests represents external interests in the Hilli Episeyo and the finance lease variable interest entities ("VIEs").

Financing and Liquidity

Golar’s total cash position as at September 30 was $625.4 million (including long-term restricted cash), of which $250.2 million was unrestricted. Included within restricted cash is $104.5 million relating to lessor-owned VIEs, $108.9 million of collateral in respect of the TRS and $151.9 million relating to the Hilli Episeyo LC. During November Perenco and SNH agreed to a reduction in the Hilli Episeyo LC requirement (with a proportionate decrease in the Perenco and SNH security). This is expected to result in the release of approximately $75 million of restricted cash in November 2019.

As at September 30, $188 million of equity had been invested in FLNG Gimi. Having satisfied the initial $300 million equity investment threshold during 4Q, the first drawdown against the $700 million debt facility took place in November. Based on the current payment schedule approximately $42 million is expected to be paid by Golar in 2020.

As previously indicated, infrastructure funds have approached Golar seeking to invest in existing long term FLNG projects and provide capital for future projects. The Company is now evaluating their proposals. As of today, Golar is a fully funded company looking forward to substantial increases in contracted earnings over the next three years as new committed projects come on line. There is a strong focus on capital allocation a nd any future surplus cash will be applied to the most attractive use, for example further growth investments or share buybacks.

Inclusive of the refinanced margin loan which is now a revolving facility and a new $150 million debt facility entered into during the quarter, Golar's contractual debt1 including 100% of Hilli Episeyo as at September 30 was $2.7 billion. Golar's adjusted net debt1 was $2.3 billion.

Included within the $975.0 million current portion of long-term debt and short-term debt on the Balance Sheet as at 30 September is $835.3 million relating to lessor-owned VIE subsidiaries that Golar is currently required to consolidate in connection with 8 sale and leaseback financed vessels, including the Hilli Episeyo.

Corporate and Other Matters

As at September 30, 2019, there were 101.3 million shares outstanding, including the 3 million shares underlying the TRS. There were also 3.5 million outstanding stock options with an average price of $35.22 and 0.2 million Restricted Stock Units in issue. During 4Q the Company agreed to purchase 1.5 million of the 3 million shares underlying the TRS. The cash cost of these 1.5 million TRS shares will be $69.5 million. This will be satisfied by $54.7 million of restricted cash already set aside as collateral for these shares with the balance of $14.8 million funded out of unrestricted cash. The cash cost of eliminating the remaining 1.5 million TRS shares will be similar. Purchase of the remaining 1.5 million shares is scheduled to take place during 1Q 2020. Thereafter there will be 98.3 million shares outstanding.

At Golar's Annual General Meeting on September 27, 2019, Company Secretary Georgina Sousa was appointed as a Director, replacing Michael Ashford who retired. Georgina returns to Golar with a wealth of experience and a deep historical understanding of the business having served Golar in a similar capacity up until early 2015.

Commercial Review

LNG Shipping
The third quarter began with LNG trading at multi-year low prices, at times below $4.00/mmbtu. A subdued commodity price and the continued absence of arbitrage opportunities kept a lid on spot shipping rates, which started the quarter at around $55kpd for a TFDE vessel. Attracted by the forward curve, European charterers then entered the market for floating storage. The number of prompt available vessels halved from around 11 at the end of July to 6 in early August as a result. Longer than usual voyages (due to slow steaming and idling at sea) continued to absorb shipping capacity, allowing spot rates to increase. European LNG imports for the first 8 months of 2019 nearly doubled relative to the same period in 2018. An increase in shipping requirements in the second half of September then sowed the seeds for a sustained improvement in rates and chartering opportunities. Seeking to reduce dependence on peak-season LNG imports, Chinese demand also re-emerged in late September. Seasonal tailwinds elsewhere and European storage at close to 100% capacity necessitating ongoing floating storage further reduced vessel availability to zero allowing TFDE rates to quickly breach $100kpd in early October. Spot rates in excess of $100kpd continue to be achieved to date.
New liquefaction facilities continue to deliver. Cameron T1, Prelude, Freeport T1, Corpus Christi T2 and Elba Island have all commenced production and new liquefaction is expected to start up and ramp up at the fastest pace on record over the course of 2020. Ample new supply together with China's efforts to smooth its demand profile mean that Asian LNG prices have not however enjoyed their customary winter boost and the LNG arbitrage window has remained closed. Much of this new US volume has therefore ended up in Europe. Despite lower upward pressure on ton mile demand, the structural shortage of vessels has arrived.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Charterers are increasingly keen to sign 1 year+ charters removing more vessels from the market and adding to upward pressure on spot rates. Owners are increasingly requesting offers rather than offering ships to charterers as a result.
Supported by low LNG prices, the LNG spot and short term market continues to represent an ever increasing share of global LNG trade. Dominated by US projects, 114mtpa of new liquefaction capacity is slated to come on stream between 2020 and 2025. Based on current trading patterns the LNG order book of 109 vessels will not be sufficient to carry this. Newbuild orders have slowed and the earliest delivery slot for a vessel ordered today is 2H 2022. With all of its 10 carriers recently dry docked, the Cool Pool will have uninterrupted exposure to this market. Golar expects shipping to be a positive earnings contributor from 4Q 2019 throughout 2020.
Golar Partners (a non-consolidated affiliate of Golar LNG)
The fleet continued to perform well with 3Q adjusted EBITDA1 in line with 2Q. A substantial reduction in interest rate swap losses allowed the Partnership to report a $13.4 million increase in net income, up from a loss of $5.5 million in 2Q to income of $7.9 million in 3Q. Distribution coverage1 increased as expected, from 1.12 in 2Q to 1.18 in 3Q.
Although the spot market for steam turbine vessels remained subdued for most of 3Q, a rapid tightening of the shipping market from the end of September meant that these vessels have since represented the only available tonnage on more than one occasion. Both the Golar Maria and Golar Mazo will therefore contribute additional earnings in 4Q with the Golar Maria securing employment through to April 2020. A two year charter for the Golar Maria starting in late 2020 has also been secured. The charter includes options for the charterer to extend by a further 1+1+1 years. Between April and November 2020 the vessel will trade in what is expected to be a strong spot market.
The Partnership has received notice from Kuwait National Petroleum Co. ("KNPC") of a two year contract award for the FSRU Golar Igloo. Pending contract finalization and signing, the award provides Golar Partners with two years of continued LNG storage and regasification services at the Mina Al-Ahmadi Refinery in Kuwait for KNPC’s regasification seasons beginning in March 2020. The contract may be further extended by KNPC for an additional year through to December 2022.
Collectively the two year Golar Maria and Golar Igloo contracts are expected to add approximately $95 million of additional revenue backlog1.
On October 1, Graham Robjohns re-assumed his role as the Partnership’s Chief Executive Officer, replacing Brian Tienzo.
FLNG
FLNG Hilli Episeyo continues to achieve 100% commercial uptime. The vessel ended 3Q ahead of its delivery targets and recently exported its 29th cargo. Perenco are planning for a drilling campaign in Kribi area to prove up more reserves during 2020. If successful, this may lead to further capacity utilization and/or contract extension for FLNG Hilli Episeyo. The companies are also in discussion regarding a smaller increase in production which will utilize part of train 3 starting from 1Q 2020. The FLNG Gimi Conversion project continues on target in Singapore. Two of Gimi’s five planned dry dockings are now complete. Sponson fabrication continues as does extensive detailed engineering and procurement by Keppel and topsides contractor Black and Veatch. Around 80 Golar personnel and 1,500 Keppel employees are now working daily

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

on the project, with overall progress on schedule. Seventy percent owned FLNG Gimi will service the 20-year contract with BP offshore Mauritania and Senegal, commencing 4Q 2022.
On July 30, Golar together with Noble Energy, Delek Drilling and Ratio Oil entered into an Interim Project Development Agreement to assess the viability of a Golar FLNG solution to support future development phases of the Mediterranean Leviathan project. Golar is assessing the feasibility of its current approximately 3.5mtpa FLNG Front End Engineering and Design study for this project. Golar and another oil major have also executed an agreement to jointly assess the suitability of Golar's FLNG solutions across a range of gas resource opportunities. Due diligence is underway and term sheets are being negotiated. Further project development discussions are progressing with another oil major as well as term sheet negotiations with a national oil company, both of whom have also been attracted by the Company's industry leading technical and operational record.
Cognizant of balance sheet limitations, Golar is working with infrastructure funds interested in investing in existing FLNG projects as well as others currently under discussion. Proceeds from a partial sell down of a contracted FLNG at an attractive multiple, the use of alternative shipyards able to offer more attractive payment terms during construction and the use of Export Credit finance are being pursued in order to allow the next FLNG project to be taken forward.
Golar Power (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream joint venture)
Hooked up and commissioned, the FSRU Nanook is now sending gas ashore to the Sergipe power station allowing hot commissioning to take place. Commercial operations are now expected to commence within the next three months.
Golar Power's push into small scale distribution continues with around 100 customers keen to move from MOUs to binding agreements for quantity and price of LNG supply. Golar Power has agreed to charter a small scale (7,500m3) LNG carrier from affiliate company Avenir, commencing mid-2020. In addition, 12 Iso Containers (for the transportation of LNG by road or barge) have also been received in Brazil, along with commitments for delivery of modular regasification and unloading units.
On October 21 Golar Power was awarded a 25-year power purchase agreement for the construction of a 605MW combined cycle thermal power plant. Located in Barcarena, Para, on Brazil's northern coast, this LNG-to-power project will be developed by a special purpose company 50% owned by Golar Power. Due to commence operations in 2025, power will be sold to nine different power distribution companies via the Brazilian grid and evacuated via an existing substation nearby. The power station will also be the anchor tenant for a Golar Power FSRU. The intention is to ensure an appropriate amount of spare FSRU capacity also remains available to displace large volumes of diesel, coal, LPG and heavy fuel oil consumption with LNG. Selection of the FSRU and FID are expected to occur in 1H 2020. This would allow small scale LNG distribution to customers to commence as soon as mid-2021, well ahead of the January 2025 power station start-up date. Total capex for the power project is estimated at $430 million, of which Golar's share, payable between 2022 and 2025, equates to $107 million. Rapid monetization of the terminal/FSRU and the Sergipe downstream distribution business would allow Golar Power to fund the Barcarena project without recourse to shareholders Golar and Stonepeak.
License approvals for another project in the south of Brazil are also making good progress. In the State of Santa Catarina, Golar Power has received key regulatory and environmental licences for a third FSRU terminal developed by Terminal Gas Sul, a project company wholly owned by Golar Power. An oil major is expected to use most of the FSRU capacity to supply a large scale power plant that Golar Power has the option to

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

invest in. In common with the Sergipe and Barcarena projects, Golar Power will also seek to use spare FSRU capacity to pursue other local downstream opportunities.
Golar Power has established a leading position in Brazil's LNG revolution. As a country of approximately 210 million people with an existing fleet of 2.7 million diesel fueled heavy vehicles, the addressable market for the transition to LNG is substantial. Diesel prices over the last four years have translated into an LNG equivalent of approximately $26/mmbtu. Cost savings from switching to LNG are material and additional to the environmental benefits that include reductions in Co2, NOX and particulate emissions.
Founded by Golar, Stolt Nielsen and Hoegh, Avenir LNG's experience with the construction of small scale ships and the introduction of LNG to Sardinia via its 2020 commencing HiGas terminal also provides additional experience.
The Board is excited about the position that Golar Power has established in Brazil, and also about Avenir. It is excited by the long term economic and environmental benefits that Brazil stands to gain from its transition to LNG and how this will translate into sustainable long term returns for Golar's shareholders. The credibility derived from our leadership in Brazil's energy transition creates a strong footing to use this unique experience to develop similarly large gas to power and transportation markets elsewhere.
Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited
+/- Net financial expense
+ Other non-operating expenses
+/- Income taxes
+/- Equity in net (losses) income of affiliates
+/- Net income attributable to non-controlling interests
+/- Unrealized loss/(gain) on oil derivative instrument
+ Depreciation and amortisation
+ Impairment of long-term assets

 Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives and removing the impact of depreciation, financing and taxation policies.

LTM (last twelve months) adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	The sum of the last four quarters adjusted EBITDA (defined above)	Same as adjusted EBITDA. The 12 month trailing metric removes the impact of seasonality on our results.
LTM (last twelve months) further adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	Same as LTM Adjusted EBITDA +/- Non-recurring items - Golar Partners’ share of Hilli adjusted EBITDA
 Same as LTM adjusted EBITDA.

 Material non-recurring items excluded to further aid comparability of financial performance.

 Removal of Golar LNG Partners 50% interest in the Hilli Episeyo  common units, to show the amount of expected EBITDA that could be converted into operating cash flows which we will retain.

Average daily TCE	Total Operating revenues	- Voyage and commission expenses - Liquefaction services revenue - Vessel and other management fees The above total is then divided by calendar days less scheduled off-hire days.
 Measure of the average daily net revenue performance of a vessel.

 Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

 Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures
Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges
 We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

 Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

 The measure enables investors and users of our financial statements assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.

Adjusted net debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP + VIE Restricted cash + VIE consolidation adjustment + Deferred finance charges + TRS Restricted Cash
 In consolidating the lessor VIEs, we also consolidate their cash position.. We reflect the lessor VIEs’ cash as “restricted cash” on our Consolidated Balance Sheet as we have no control or ability to access this cash. In calculating our adjusted net debt based on our contractual obligation, we remove the lessor VIEs’ restricted cash.

We have elected an accounting policy to show margin cash posted against our derivative positions separately to the associated MTM liability. The most significant impact of this accounting policy is the reflection of the TRS margin cash and the MTM liability gross on our Consolidated Balance Sheet. We remove the TRS restricted cash in calculating adjusted net debt as this cash will be used to settle the MTM liability and therefore is not cash that can be used to satisfy our contractual obligations or used to elsewhere in the business.

 Management believe that these adjustments enable investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.

Reconciliations - Performance Measures (Adjusted EBITDA)

	2019	2019	2019	2018	2018	2018	2018	2017
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec
Net (loss)/income attributable to Golar LNG Limited	(82,301)	(112,682)	(41,741)	(312,957)	66,212	36,319	(21,002)	3,823
Adjusted for:
Net financial expense/(income)	39,256	37,804	33,244	52,653	37,770	20,083	13,291	(19,088)
Other non-operating expenses	—	—	—	—	—	—	—	189
Income taxes	274	176	205	627	156	490	(6)	435
Equity in net losses/(gains) of affiliates	7,761	26,970	12,899	154,089	(2,668)	4,674	1,541	6,348
Net income attributable to non-controlling interests	21,344	24,297	24,257	2,770	31,000	16,839	12,605	11,092
Operating (loss)/income	(13,666)	(23,435)	28,864	(102,818)	132,470	78,405	6,429	2,799
Adjusted for:
Unrealized loss/(gain) on oil derivative instrument	44,170	27,630	(28,380)	195,740	(77,470)	(94,700)	(13,600)	(15,100)
Depreciation and amortization	28,428	28,121	28,163	28,295	28,528	20,457	16,409	16,585
Impairment of long-term assets	—	7,347	34,250	—	—	—	—	—
Adjusted EBITDA	58,932	39,663	62,897	121,217	83,528	4,162	9,238	4,284

Year to date Q3 adjusted EBITDA	161,492	—	—	—	96,928	—	—	—
Last Twelve Months Adjusted EBITDA	282,709	—	—	—	101,212	—	—	—
Last Twelve Months One-Off Gains	(19,742)	—	—	—	(23,278)	—	—	—
Last Twelve Months Golar Partners' share of Hilli Adjusted EBITDA	(80,504)	—	—	—	(16,969)	—	—	—
Last Twelve Months Further Adjusted EBITDA	182,463	—	—	—	60,965	—	—	—

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2019	2019
(in thousands of $)	Jul-Sep	Apr-Jun
Total operating revenues	98,670	96,745
Less: Liquefaction services revenue	(54,524)	(54,524)
Less: Vessel and other management fees	(5,345)	(5,141)
Time and voyage charter revenues	38,801	37,080
Less: Voyage and commission expenses	(5,603)	(14,327)
	33,198	22,753
Calendar days less scheduled off-hire days	943	933
Average daily TCE rate (to the closest $100)	35,200	24,400

Reconciliations - Liquidity Measures

(in thousands of $)	September 30, 2019	September 30, 2018	June 30, 2019
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,554,392	2,619,580	2,467,508
Less
Cash and cash equivalents	(250,153)	(306,387)	(139,834)
Restricted cash and short-term deposits - current and non-current portion	(375,276)	(457,776)	(405,586)
Net debt as calculated by GAAP	1,928,963	1,855,417	1,922,088
VIE consolidation adjustment	139,841	71,416	111,977
VIE restricted cash	104,461	188,434	114,976
Deferred finance charges	12,747	17,081	13,020
TRS restricted cash (1)	108,920	69,383	96,763
Adjusted Net Debt	2,294,932	2,201,731	2,258,824
(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap.

(in thousands of $)	September 30, 2019	September 30, 2018	June 30, 2019
Total debt (current and non-current) net of deferred finance charges	2,554,392	2,619,580	2,467,508
VIE consolidation adjustments	139,841	71,416	111,977
Deferred finance charges	12,747	17,081	13,020
Golar’s Contractual Debt	2,706,980	2,708,077	2,592,505

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Non-US GAAP Measures Used in Forecasting

Contract Earnings Backlog: Contract earnings backlog represents Golar's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs. For contracts which do not have a separate Operating Services Agreement, management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Episeyo Earnings backlog where we assumed operating costs of approximately $120,000 per day.

For consolidated subsidiaries where we do not own 100% of the share capital, management has only included our proportionate share of contract earnings. The material application of this assumption was to Gimi (70% ownership) and Hilli Episeyo (44.5% of the Common Unit entitlement). No contracted fee income was included for Hilli T3 or the oil derivative.

For equity accounted investments (the Partnership and Golar Power) we have included our proportionate share of their contract earnings backlog under the same assumptions that we have applied to our consolidated subsidiaries. In the future when our contract earnings backlog actualizes, we will show our share of their earnings net of interest and tax in one line in the Income Statement "Equity in net earnings/(losses) of affiliates". The Golar Power numbers are calculated based on an exchange rate of 3.7BRL:1USD.

Management has not forecasted net income for these initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cashflows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Gross Contract Earnings Backlog: Gross contract earnings backlog represents each Golar entity's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating the forecasted operating expenditure, management has applied the same methodology in preparing the "Contract Earnings Backlog" measure above. Management has not forecasted net income for these initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cash flows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Distribution coverage: As defined in Golar LNG Partners LP form 6-K, section "Appendix A - Non-GAAP Financial Measures and Definitions".

Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” "will," “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•
our inability and that of our counterparty to meet our respective obligations under the Lease and Operate agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our inability to complete the shipping spin off;

•	Golar Power's ability to successfully commission the Sergipe power station project and related FSRU contract and to execute its downstream LNG distribution plans;

•	changes in our relationship with Golar Partners, Golar Power or Avenir and the sustainability of any distributions they pay to us;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;

•
our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo and FLNG Gimi on a timely basis or at all and our ability to contract the full utilization of the Hilli Episeyo or other vessels and the benefits that may to accrue to us as the result of any such modifications;

•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	a decline or continuing weakness in the global financial markets;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners or Golar Power;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

November 26, 2019
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Investor questions:
Iain Ross - Chief Executive Officer +44 207 063 7900
Graham Robjohns - Chief Financial Officer and Deputy Chief Executive Officer +44 207 063 7900
Stuart Buchanan - Head of Investor Relations +44 207 063 7900

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS)/INCOME

	2019	2019	2019	2018
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep
	Unaudited	Unaudited	Unaudited	Unaudited

Time and voyage charter revenues	38,801	30,865	106,832	123,414
Time charter revenues - collaborative arrangement	—	6,215	23,359	36,182
Liquefaction services revenue	54,524	54,524	163,572	73,101
Vessel and other management fees	5,345	5,141	15,939	15,968
Total operating revenues	98,670	96,745	309,702	248,665

Vessel operating expenses	(28,397)	(30,818)	(90,463)	(67,761)
Voyage, charterhire and commission expenses	(5,603)	(5,915)	(17,597)	(15,307)
Voyage, charterhire and commission expenses - collaborative arrangement	—	(8,512)	(18,933)	(50,434)
Administrative expenses	(12,632)	(14,160)	(40,337)	(38,867)
Project development expenses	(490)	123	(1,957)	(16,964)
Depreciation and amortization	(28,428)	(28,121)	(84,712)	(65,394)
Impairment of long-term assets	—	(7,347)	(41,597)	—
Total operating expenses	(75,550)	(94,750)	(295,596)	(254,727)

Other operating (loss)/income
Realized and unrealized (loss)/gain on oil derivative instrument	(39,586)	(22,468)	(31,441)	200,088
Other operating gains/(losses)	2,800	(2,962)	9,098	23,278
Operating (loss)/income	(13,666)	(23,435)	(8,237)	217,304

Financial income/(expense)
Interest income	2,709	3,223	9,146	7,150
Interest expense	(23,368)	(24,376)	(77,096)	(70,657)
Losses on derivative instruments	(17,619)	(14,719)	(38,037)	(12,258)
Other financial items, net	(978)	(1,932)	(4,317)	4,621
Net financial expense	(39,256)	(37,804)	(110,304)	(71,144)

(Loss)/income before income taxes, equity in net losses of affiliates and non-controlling interests	(52,922)	(61,239)	(118,541)	146,160
Income taxes	(274)	(176)	(655)	(640)
Equity in net losses of affiliates	(7,761)	(26,970)	(47,630)	(3,547)

Net (loss)/income	(60,957)	(88,385)	(166,826)	141,973
Net income attributable to non-controlling interests	(21,344)	(24,297)	(69,898)	(60,444)

Net (loss)/income attributable to Golar LNG Limited	(82,301)	(112,682)	(236,724)	81,529

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/ INCOME

	2019	2019	2019	2018
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

Net (loss)/income	(60,957)	(88,385)	(166,826)	141,973

Other comprehensive (loss)/income:
Loss associated with pensions, net of tax	(174)	—	(174)	—
Share of affiliates comprehensive loss	(7,101)	1,668	(6,450)	(27,868)
Other comprehensive (loss)/income/	(7,275)	1,668	(6,624)	(27,868)
Comprehensive (loss)/income	(68,232)	(86,717)	(173,450)	114,105

Comprehensive (loss)/income attributable to:

Stockholders of Golar LNG Limited	(89,576)	(111,014)	(243,348)	53,661
Non-controlling interests	21,344	24,297	69,898	60,444
Comprehensive (loss)/income	(68,232)	(86,717)	(173,450)	114,105

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2019	2018
(in thousands of $)	Sep-30	Dec-31
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	250,153	217,835
Restricted cash and short-term deposits (1)	222,612	332,033
Other current assets	39,489	90,644
Amounts due from related parties	5,207	9,425
Total current assets	517,461	649,937
Non-current assets
Restricted cash	152,664	154,393
Investments in affiliates	507,100	571,782
Asset under development	284,344	20,000
Vessels and equipment, net	3,180,952	3,271,379
Other non-current assets	75,095	139,104
Total assets	4,717,616	4,806,595

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(975,027)	(730,257)
Amounts due to related parties	(6,247)	(5,417)
Other current liabilities	(322,453)	(264,464)
Total current liabilities	(1,303,727)	(1,000,138)
Non-current liabilities
Long-term debt (1)	(1,579,365)	(1,835,102)
Other long-term liabilities	(142,486)	(145,564)
Total liabilities	(3,025,578)	(2,980,804)

Equity
Stockholders' equity	(1,490,084)	(1,745,125)
Non-controlling interests	(201,954)	(80,666)

Total liabilities and stockholders' equity	(4,717,616)	(4,806,595)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2019	2019	2019	2018
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

OPERATING ACTIVITIES
Net (loss)/income	(60,957)	(88,385)	(166,826)	141,973
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortization	28,428	28,121	84,712	65,394
Amortization of deferred charges and debt guarantees	1,816	1,720	4,528	6,750
Drydocking expenditure	(8,961)	(4,632)	(15,962)	—
Equity in net losses of affiliates	7,761	26,970	47,630	3,547
Dividends received	202	—	202	15,837
Net foreign exchange losses	516	216	1,089	973
Compensation cost related to employee stock awards	2,119	2,426	7,127	9,113
Change in fair value of derivative instruments	18,583	16,027	43,735	12,258
Change in fair value of oil derivative instrument	44,170	27,630	43,420	(186,611)
Impairment of non-current assets	—	7,347	7,347	—
Impairment of long-lived assets	—	—	34,250	—
Change in assets and liabilities:
Trade accounts receivable	15,868	(6,411)	47,066	(22,494)
Inventories	2,605	370	1,416	1,410
Other current and non-current assets	(1,395)	8,692	(13,185)	3,482
Amounts due to related companies	1,753	(507)	(4,025)	(13,050)
Trade accounts payable	(1,427)	1,002	(1,263)	(26,092)
Accrued expenses	9,152	(59,944)	(48,116)	9,681
Other current and non-current liabilities	1,046	(2,849)	(1,594)	39,099
Net cash provided by/(used in) operating activities	61,279	(42,207)	71,551	61,270

INVESTING ACTIVITIES
Additions to vessels and equipment	(5,155)	(11,989)	(17,333)	(2,999)
Additions to asset under development	(40,019)	(101,727)	(145,358)	(116,715)
Additions to investments in affiliates	(8,977)	(4,070)	(17,269)	(65,972)
Dividends received	9,002	9,204	27,410	23,760
Proceeds from disposal of fixed assets	—	3,160	3,160	—
Proceeds from subscription of equity interest in Gimi MS Corporation	4,850	72,236	77,086	—
Proceeds from disposals to Golar Partners	—	—	9,652	—
Net cash used in investing activities	(40,299)	(33,186)	(62,652)	(161,926)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	379,454	14,824	394,278	1,177,748
Repayments of short-term and long-term debt	(296,545)	(66,110)	(420,040)	(936,896)
Cash effect of consolidating Hilli Lessor VIE	—	—	—	36,532
Cash dividends paid	(22,096)	(18,172)	(60,185)	(27,085)
Proceeds from exercise of share options	—	—	—	2,597
Financing costs paid	(1,784)	—	(1,784)	(754)
Net cash provided by/(used in) financing activities	59,029	(69,458)	(87,731)	252,142
Net increase/(decrease) in cash, cash equivalents and restricted cash	80,009	(144,851)	(78,832)	151,486
Cash, cash equivalents and restricted cash at beginning of period	545,420	690,271	704,261	612,677
Cash, cash equivalents and restricted cash at end of period	625,429	545,420	625,429	764,163

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net income	—	—	—	—	—	81,529	81,529	60,444	141,973
Dividends	—	—	—	—	—	(22,350)	(22,350)	(15,608)	(37,958)
Exercise of share options	180	—	2,417	—	—	—	2,597	—	2,597
Grant of employee stock compensation	—	—	11,159	—	—	(133)	11,026	—	11,026
Forfeiture of employee stock compensation	—	—	(1,492)	—	—	—	(1,492)	—	(1,492)
Effect of consolidating Hilli Lessor VIE	—	—	—	—	—	—	—	28,703	28,703
Sale of equity interest in common units	—	—	304,468	—	—	—	304,468	(126,491)	177,977
Conversion of debt to equity (4)	—	—	—	—	—	—	—	55,134	55,134
Other comprehensive loss	—	—	—	—	(27,868)	—	(27,868)	—	(27,868)

Balance at September 30, 2018	101,299	(20,483)	1,854,743	200,000	(35,637)	(36,696)	2,063,226	83,170	2,146,396

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss)/income	—	—	—	—	—	(236,724)	(236,724)	69,898	(166,826)
Dividends	—	—	—	—	—	(28,810)	(28,810)	(15,707)	(44,517)
Grant of employee stock compensation	—	—	7,601	—	—	—	7,601	—	7,601
Forfeiture of employee stock compensation	—	—	(473)	—	—	—	(473)	—	(473)
Proceeds from subscription of equity interest in Gimi MS Corporation (2)	—	—	9,989	—	—	—	9,989	67,097	77,086
Other comprehensive loss	—	—	—	—	(6,624)	—	(6,624)	—	(6,624)

Balance at September 30, 2019	101,303	(20,483)	1,874,313	200,000	(35,136)	(629,913)	1,490,084	201,954	1,692,038
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.
(2) On April 16, 2019 we completed the disposal of 30% of the common units in Gimi MS Corporation (Gimi MS) to First FLNG Holdings Pte. Ltd. As we retain control of Gimi MS, the transaction was accounted for as a partial disposal within equity.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	September 30, 2019	Scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	364,366	—
Term loan facility	150,000	—
Margin loan	100,000	(100,000)
Golar Arctic	52,825	(14,529)
Golar Viking	42,969	(5,208)
Golar Bear	75,425	(10,775)
Golar Frost	82,061	(10,942)

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	155,945	(6,900)
Golar Kelvin	158,990	(8,187)
Golar Ice	159,550	(8,190)
Golar Snow	158,990	(8,187)
Golar Crystal	99,135	(5,591)
Golar Tundra	130,324	(12,987)
Golar Seal	115,400	(7,100)
Hilli Episeyo	861,000	(66,000)

Total Contractual Debt	2,706,980	(264,596)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	September 30, 2019	December 31, 2018

Restricted cash and short-term deposits	104,461	176,428

Current portion of long-term debt and short-term debt	835,334	646,512
Long-term debt	860,015	1,200,774
Total debt, net of deferred finance charges	1,695,349	1,847,286

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q3 2019 earnings release and the filing of our Q3 2019 quarterly report on Form 6-K, in the event the consolidated lessor VIEs enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.